

February 2, 2011

Mr. Tony Rotondo, President, Chief Executive Officer and Director
First Surgical Partners, L.L.C.
411 First Street
Bellaire, Texas 77401

      Re: **Arkson Nutraceuticals Corp.**
              Form 8-K
              Filed January 6, 2011
              File No. 000-52458

Dear Mr. Rotondo:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K, filed January 6, 2011

Overview, page 1

1. Please provide the disclosure required by Item 101(h) of Regulation S-K. For example, please provide disclosure about the December 1, 2010 acquisition of Piper Acquisition III by First Surgical Texas, as discussed in footnote one to the financial statements. Also, discuss the date and state of incorporation for each subsidiary.

2. We note that the acquisition of Piper Acquisition III by First Surgical on December 1, 2010. However, the agreement between Arkson and Piper Acquisition was entered into on November 4, 2010, filed as Exhibit 10.1 reflects that the merger had already occurred. Please explain and disclose the reason(s) for the acquisition of Piper Acquisition by First Surgical.

3.   Please provide a more detailed discussion of your business, as required by Item
        101(h)(4)(i) of Regulation S-K. In addition, please discuss how long you have been
        conducting your business.

4.   Please disclose the material terms of the contribution agreement as amended, including
        any finders' fees or other consideration provided in the agreement.

5.   Please describe more fully, and provide your basis for the statements made in your
        Overview and Industry Background. For instance, it is unclear how the ambulatory
        surgical center (ASC) model allows surgeons to exercise a higher degree of control over
        their cases and operate more efficiently or how your business model allows surgeons to
        operate more efficiently than the typical hospital environment.

Industry Background, page 2

6.   We note that First Surgical Partners L.L.C.'s website, in the FAQ's section, states that
        state and federal licenses are required in order to operate an ASC. We also note the risk
        factor discussing the approvals required prior to constructing, acquiring or expanding
        additional surgical facilities. Please discuss the governmental regulation of your
        business, and the licensing involved, as required by Item 101(h)(4)(viii) of Regulation S-
        K.

7.   Discuss in greater detail how you identify the physicians to utilize your facilities. In
        addition, we note the disclosure on page two that you have an operating model "through
        the purchase of equity to encourage physicians to affiliate" with your company and use
        your facilities. Please disclose the terms of these arrangements and discuss the percent of
        your revenues that are attributable to these physicians. Lastly, we note the disclosure on
        page six regarding the safe harbors under the anti-kickback statute relating to surgery
        centers. Please provide a more specific discussion of the "certain conditions."

Bariatric Program Sponsorship Agreement, page 3

8.   We note the company's responsibility to pay a monthly $200,000 program sponsorship
        fee and its responsibility to furnish "office space, facilities, equipment, utilities, furniture,
        fixtures, office supplies, postage, courier services, and other outside services as may be
        reasonably required to operate the program." Please revise to more fully discuss the
        services rendered by Vital Weight Control, Inc., d/b/a NuWeigh pursuant to the Bariatric
        Program Sponsorship Agreement and the role of the company pursuant to this agreement.

Competition, page 4

9.   Please provide the basis for your statements made in this section. For instance, it is
        unclear why the company believes that the hospitals with which it competes provide less
        efficiency and responsiveness to physician needs.

Government Regulation, page 4

10.   We note the company has two ASC and one general acute care hospital. We further note the company's statement on page four that "[a]ll of [its] short stay surgical facilities are certified or, with respect to newly acquired or developed facilities, are awaiting certification to participate in the Medicare program." Please revise to clarify what facilities are currently awaiting Medicare certification.

Risk Factors, page 9

11.   Please remove the statement that "this section does not describe all risks that may be applicable to us, our industry, or our business, and it is intended only as a summary of certain material risk factors." All known, material risks should be discussed in this section.

The growth of our patient receivables…, page 15

12.   We note that your doubtful account allowance represented approximately 41.4% of your gross accounts receivable balance at December 31, 2009. Please clarify how much of your allowance represented an allowance for doubtful accounts and how much represented an allowance for contractual adjustments.

Management's Discussion and Analysis, page 17

13.   The Management's Discussion and Analysis section is one of the most critical aspects of your disclosure. As such, we request that you revise this section to provide a more detailed executive overview to discuss the events, trends, and uncertainties that management views as most critical to your future revenues, financial position, liquidity, plan of operations, and results of operations, to the extent known and foreseeable. To assist you in this regard, please refer to the Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, Release Nos. 33-8350 (December 19, 2003) at http://www.sec.gov/rules/interp/33-8350.htm. This guidance is intended to elicit more meaningful disclosure in MD&A in a number of areas, including the overall presentation and focus of MD&A, with general emphasis on the discussion and analysis of known trends, demands, commitments, events and uncertainties, and specific guidance on disclosures about liquidity, capital resources, and critical accounting. Include a discussion of the increase in patient receivables and any deterioration in collectability.

Application of Critical Accounting Policies and Estimates, page 18

Allowance for Contractual Adjustments and Uncollectibles, page 19

14.   Please expand your discussion regarding the allowance for contractual adjustments and
        uncollectibles to include the following:

   •   For each period presented quantify and disclose the amount of changes in estimates of
        prior period contractual allowances and discounts recorded during the current period and
        explain the reasons for material changes recorded.

   •   Quantify and disclose the reasonably possible effects that a change in estimate of
        unsettled amounts from third-party payors as of the latest balance sheet could have on
        financial position and operations.

   •   Disclose in a comparative tabular format the aging of accounts receivable. The aging
        schedule may be based on management's own reporting criteria (e.g., unbilled, less than
        30 days, 30 to 60 days, etc.) or some other reasonable presentation. At a minimum, the
        disclosure should indicate the past due amounts and a breakdown by payor class. If your
        billing system does not have the capacity to provide an aging schedule of your
        receivables, disclose that fact and clarify how this affects your ability to estimate your
        allowance for doubtful accounts.

Results of Operations, page 19

15.   We note that your revenues during 2010 increased when compared to 2009 as a result of
        increases in hospital cases, which was offset by a decrease in surgical cases. Please tell
        us and discuss to the extent meaningful to an investor's understand of your business the
        difference in margins generated by hospital cases compared to surgical cases, and
        describe how the trends in the types of cases impacted your results of operations for each
        comparison provided.

16.   We note on page 23 that the billing per case was less in 2009 compared to 2008. Please
        discuss in quantitative terms the impact changes in price had on your revenues compared
        to changes in volume and the underlying reasons for the changes.

17.   Please disclose whether your results of operations will include the management fees in
        the future.

18.   Please provide a more detailed discussion of the reason(s) for the changes in the various
        financial statement line items. For instance, we note the 34.7% increase in hospital cases
        during the three months ended September 30, 2010, as compared to 2009. Please revise
        to discuss the reasons behind this increase. See Item 303(a)(3) of Regulation S-K.

19.   We note references to management agreements with First Surgical Partners LLC. Please disclose whether these agreements are still in place. If so, please file as exhibits and discuss the material terms.

20.   We note that you have over $11 million in long term debt. Please discuss in the liquidity section. Disclose the material terms of any material agreements and file any material agreements as exhibits.

Contractual Obligations, page 24

21.   We note that payments for "lines of credit" include interest payments at the applicable rates as of December 31, 2009. Please clarify whether payments for "long-term debt and capital leases" include interest payments. To the extent they do not, please revise to include estimates for interest payments or tell us why such a revision is not meaningful. See Item 303(A)(5) of Regulation S-K.

22.   Please present separately the contractual obligations related to capital leases and long-term debt. Refer to Item 303(a)(5) of Regulation S-K.

Management, page 25

23.   Please revise each director's background to discuss the "specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director" for the company. See Item 401(e) of Regulation S-K.

24.   Please revise the background information for each director and executive officer, as appropriate, to provide employment titles and beginning and end dates for each employment discussed and/or directorship. For instance, please clarify how long Dr. Varnon was President and Chief Executive Officer of Jeval Medical Laboratories and what titles Tony Rotondo held, and for how long, while in senior management with HealthSouth, Physicians Surgical Care, and National Surgery Centers. See Items 401(a), (b) and (e) of Regulation S-K.

25.   We note Don Knight is VP of Finance and has been included in the Summary Compensation Table. Please provide the business experience for Mr. Knight as required by Item 401(e) of Regulation S-K.

26.   Please revise to provide the information required by Item 407(a) of Regulation S-K. In this regard, we note there is no discussion of director independence.

Executive Compensation, page 26

27.	Please provide the disclosure required by Item 402(o) of Regulation S-K. Include in your discussion the material terms of the management agreements between First Surgical Partners, L.L.C. and both First Street Hospital, L.P. and First Surgical Woodlands, L.P. In addition, to the extent the compensation arrangements have or will change as a result of the reverse merger with a public company, clearly discuss the material changes. Lastly, clarify whether you have entered into any employment agreements, written or otherwise, with your named executive officers.

28.	We note the disclosure in the Certain Relationships and Related Transactions section regarding the management agreements. Please explain how you determined the amount that was included in the all other compensation column for Messrs. Varon and Rotondo.

Certain Relationships and Related Transactions, page 26

29.	The financial statements reflect $604,000 due from affiliates. Please provide disclosure in this section of these transactions.

30.	Please file the $700,000 line of credit as an exhibit. In addition, please identify the shareholder who provided the loan and the shareholder from whom you lease a building. Please disclose the lease payments made during the time periods required by Item 404 of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 27

31.	We note the voting agreement filed as exhibit 10.5. Please disclose the material terms and disclose the impact this has upon the beneficial ownership table.

Market for Common Equity and Related Stockholder Matters, page 28

32.	We note your disclosure that there has been no active trading and, therefore, no high and low bid prices in the company's common stock. We further note that the company discloses the quarterly high and low share prices in its Form 10-K for the fiscal year ended June 30, 2010 and the change in company operations due to the reverse merger since that time. See Item 201 of Regulation S-K. Please reconcile or advise.

Exhibits

33.   We note that exhibits 4.1 through 10.1, 10.7, and 10.9 through 10.11 are filed in an improper electronic format. Please note that while you may file electronic documents as an image as an unofficial copy, you must still file your exhibits with an acceptable electronic format. Refer to Rule 102(a) of Regulation S-T and Section 2.1 of Volume II of the EDGAR Filer Manual. Please revise. Lastly, please file the executed exhibits 10.3, 10.4 and 10.5, rather than the form of the agreement.

34.   We note that you have not filed all exhibits required by Item 601 of Regulation S-K. For instance, the company did not include as its exhibits hereto, a copy of the company's articles of incorporation or bylaws, and any amendments thereto, and the subsidiaries of the registrant.

35.   We note that exhibits 10.1 and 10.8 are missing schedules, exhibits or attachments. Please file these exhibits in their entirety as required by Item 601(b)(10) of Regulation S-K.

Financial Statements of First Surgical Texas, Inc. as of and for the Two Years Ended December 31, 2009 and 2008, Exhibit 99.1

Consolidated Balance Sheets, page 2

36.   Please tell us how have applied SAB Topic 4:B, which requires you to reclassify your retained earnings to additional paid-in capital as of the date you converted to a C corporation.

Consolidated Statements of Operations, page 3

37.   It appears the operations of the company were formerly exempted from taxes. Therefore, please provide pro forma tax and earnings per share data on the face of historical statements for at least the latest fiscal year and interim period.

38.   Please tell us and disclose the amount of bad debt expense for each period presented. In addition, tell us where you classified bad debt expense within your statements of operations.

Note 1. Organization and Description of Business, page 6

39.   We note that First Surgical Texas, Inc. exchanged shares with Piper Acquisition III, Inc. Please disclose when and how First Street Surgical Center, L.P., First Surgical Woodlands, L.P., and First Street Hospital, L.P. became organized into First Surgical Texas, Inc. In addition, provide us with the agreements related to your organization into First Surgical Texas, Inc. Last, tell us whether any entities or individuals possess an ownership interest in the ASCs or hospital other than First Surgical Texas, Inc.

40.   Please disclose as a subsequent event the terms of the merger with Arkson Nutraceuticals Corp.

41.   We note your statement that the financial statements of the legal acquirer are not significant, and therefore you have not submitted pro forma financial information. It appears to us that the reverse merger would have impacted the equity of First Surgical Texas, Inc. Please explain to us in quantitative and qualitative terms how you determined that pro forma financial statements would not be meaningful in understanding the recapitalization's effect on the equity and earnings per share of First Surgical Texas, Inc., or provide pro forma financial information giving effect to the recapitalization between Arkson Nutraceuticals Corp. and First Surgical Texas, Inc.

Note 2. Summary of Significant Accounting Policies, page 6

42.   We note in your description of business that you operate two ASCs and a general acute hospital. We further noted on page 21 that hospital cases increased 17.9% while surgical cases decreased 4% when comparing the nine months ended September 30, 2010 to the comparable period of 2009. Please provide us with your analysis of FASB ASC 280 in determining whether your ASCs and hospital represented two separate reportable units.

Revenue recognition, page 7

43.   We note you present gross patient service revenue, which is reduced by an allowance for contractual adjustments and uncollectibles in arriving at net patient service revenue. Please explain to us why you believe presentation of gross revenue is relevant to an investor's understanding of your financial statements, and tell us how you considered Item 10(e) of Regulation S-K in presenting disclosures related to non-GAAP measures. It appears to us your measure of gross revenue represents amounts billed that do not meet the criteria within SAB Topic 13:A.1 to be recognized as revenue.

Form 10-K, filed August 26, 2010

44.   Please confirm that in future filings you will include the signature of the company's principal accounting officer or controller. See Form 10-K, General Instructions D(2)(a).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Brian McAllister at (202) 551-3341 or Ryan Milne at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Wilson at (202) 551-6047 or Pamela Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director